Exhibit 99.1

Newegg Announces Fiscal Year 2025 Results

DIAMOND BAR, Calif., April 28, 2026 - Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced results for the fiscal year ended December 31, 2025.

Newegg Chief Executive Officer Anthony Chow announced, “2025 was a year of strong execution and meaningful growth for Newegg. We achieved double-digit year-over-year GMV growth, driven by robust demand for next-generation PC components and continued scaling across both our direct and marketplace businesses. Performance during the year was supported by strong product cycles, including the launches of NVIDIA GeForce 50 Series GPUs and AMD Radeon 9000 Series GPUs, as well as the success of our inaugural month-long Black Friday doorbuster campaign, which drove sustained customer engagement throughout the holiday season. Importantly, our proactive inventory planning in response to tariff uncertainty and anticipated memory supply constraints enabled us to maintain competitive pricing, secure supply continuity, and expand bundling opportunities, strengthening our position in core PC categories. During the year we also continued investing in long-term brand development initiatives focused on gaming and the enthusiast community, including the expansion of Newegg Gamer Zone and our Gamer Community forum. These initiatives support our broader vision of strengthening customer affinity and reinforcing Newegg’s role as a destination for builders, gamers, and technology enthusiasts.

As we enter 2026, we are preparing for the next technological paradigm of agentic AI commerce and are working with leading AI platform partners to integrate intelligent capabilities across the customer journey, creating more seamless and personalized shopping experiences. We are also celebrating Newegg’s 25th anniversary with a year-long series of promotional initiatives building on the success of our 2025 campaigns. By combining our strength in high-performance hardware with a forward-looking AI strategy, we believe we are well positioned to further expand market share in key categories while continuing to deliver long-term value to our customers, partners, and shareholders.”

Newegg Interim Chief Financial Officer Christina Ching noted, “We are pleased to report Newegg’s strong year-over-year growth in 2025, driven by solid demand for PC components, including increased interest in AI computing hardware alongside new GPU and CPU launches. GMV rose 15.4% year-over-year to $1.77 billion in 2025, with net sales increasing by 16.9%. Supported by cost control measures and real estate consolidation efforts, adjusted EBITDA improved significantly to $24.8 million in 2025, compared to a $9.5 million loss in 2024. Throughout the year, our strategic inventory management enabled us to adapt effectively to changing market conditions and improve margins. We secured inventory allocations to support multiple new product launches and help mitigate potential tariff-related impacts. In addition, our inventory position provided a competitive advantage amid industry-wide memory shortages, allowing us to maintain product availability and support margin expansion. We remain committed to disciplined execution, prudent working capital management, and operational flexibility as we deal with ongoing macroeconomic uncertainties and supply constraints across the market.”

2025 Fiscal Year Financial Highlights

●	Net sales increased to $1.44 billion, compared to net sales of $1.24 billion in fiscal year 2024

●	GMV increased to $1.77 billion, compared to GMV of $1.53 billion in fiscal year 2024

●	Gross profit increased to $168.5 million, compared to gross profit of $131.5 million in fiscal year 2024

●	Net loss decreased to $4.9 million, compared to net loss of $43.3 million in fiscal year 2024

●	Adjusted EBITDA was $24.8 million, compared to Adjusted EBITDA of ($9.5) million in fiscal year 2024

2025 Fiscal Year Operational Metrics

●	Average order value was $448 for the year ended December 31, 2025, compared to $396 for the prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past 12 months, totaled approximately 2.2 million as of December 31, 2025, an increase from 2.1 million the prior year.

●	Repeat purchase rate, the percentage of active customers who made at least two purchases on Newegg platforms during the past 12 months, was 26.9% as of December 31, 2025, compared to 26.0% for the prior year.

2026 Fiscal Year Guidance

The Company currently expects to achieve the following financial performance for the upcoming year ending December 31, 2026:

●	Net sales to be between $1.23 billion and $1.47 billion.

●	GMV to be between $1.50 billion and $1.79 billion.

●	Gross profit to be between $144.0 million and $170.9 million.

●	Net income to be between $6.1 million and $15.7 million.

●	Adjusted EBITDA to be between $10.0 million and $19.6 million.

The Company anticipates filing its annual report on Form 20-F for the fiscal year ended December 31, 2025, on April 28, 2026.

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in the Diamond Bar, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), staffing and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, gain/loss from fixed assets disposal, and gain/loss from sales of investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, the working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance, including those relating to market share positioning and the filing date of Newegg’s annual report on Form 20-F for the fiscal year ended December 31, 2025. Words such as “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and variations of such words or similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2025 and 2024

(In thousands, except par value, unaudited)

	2025	2024
Assets
Current assets:
Cash and cash equivalents	$107,798	$96,255
Restricted cash	850	3,487
Accounts receivable, net	62,449	64,363
Inventories, net	166,262	98,537
Income taxes receivable	2	2,452
Prepaid expenses	18,337	14,222
Other current assets	4,910	4,329
Total current assets	360,608	283,645

Property and equipment, net	45,008	51,175
Deferred tax assets, net	442	914
Operating lease right-of-use assets	51,963	60,636
Other noncurrent assets	10,886	10,951
Total assets	$468,907	$407,321

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$160,252	$148,279
Accrued liabilities	49,320	48,629
Deferred revenue	27,146	26,988
Line of credit	6,276	7,069
Lease liabilities – current	13,518	12,608
Total current liabilities	256,512	243,573

Income taxes payable	2,533	1,871
Lease liabilities – noncurrent	43,456	53,318
Other liabilities	5,698	2,467
Total liabilities	308,199	301,229

Stockholders’ Equity
Common Stock, $0.43696 par value; unlimited shares authorized; 20,973 and 19,478 shares issued and outstanding as of December 31, 2025 and 2024, respectively	9,165	8,512
Additional paid-in capital	346,739	289,096
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive loss	(1,099)	(2,300)
Accumulated deficit	(178,908)	(174,027)
Total stockholders’ equity	160,708	106,092
Total liabilities and stockholders’ equity	$468,907	$407,321

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2025 and 2024

(In thousands, unaudited)

	2025	2024
Net sales	$1,444,468	$1,235,576
Cost of sales	1,276,006	1,104,088
Gross profit	168,462	131,488
Selling, general, and administrative expenses	178,009	183,039
Loss from operations	(9,547)	(51,551)
Interest income	2,325	2,721
Interest expense	(1,009)	(952)
Other income, net	5,353	3,557
Gain from sales of investment	—	1,619
Loss before provision for income taxes	(2,878)	(44,606)
Provision for (benefit from) income taxes	2,003	(1,278)
Net loss	$(4,881)	$(43,328)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2025 and 2024

(In thousands, unaudited)

	2025	2024
Cash flows from operating activities:
Net loss	$(4,881)	$(43,328)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,591	10,703
Allowance for expected credit losses	133	1,208
Provision for obsolete and excess inventory	3,752	3,846
Stock-based compensation	21,659	27,255
Gain from sales of investment	—	(1,619)
Loss (gain) on disposal of property and equipment	(619)	600
Unrealized loss on marketable securities	—	5
Deferred income taxes	472	726
Changes in operating assets and liabilities:
Accounts receivable	2,269	14,473
Inventories	(70,947)	32,882
Prepaid expenses	(4,083)	(850)
Other assets	10,402	17,416
Accounts payable	11,610	(57,403)
Accrued liabilities and other liabilities	(4,353)	(8,369)
Deferred revenue	22	1,634
Net cash used in operating activities	(26,973)	(821)
Cash flows from investing activities:
Payments to acquire property and equipment	(2,691)	(3,618)
Proceeds on disposal of property and equipment	2,796	2,194
Proceeds from sale of investment	—	3,869
Net cash provided by investing activities	105	2,445
Cash flows from financing activities:
Borrowings under line of credit	12,073	72,479
Repayments under line of credit	(13,133)	(72,474)
Repayments of long-term debt	—	(1,325)
Proceeds from exercise of stock options	3,734	113
Payments for employee taxes related to stock compensation	(2,298)	(1,343)
Repurchase and retirement of common stock	—	(3,503)
Proceeds from issuance of common stock under at-the-market offering, net of issuance costs	35,201	—
Net cash provided by (used in) financing activities	35,577	(6,053)
Foreign currency effect on cash, cash equivalents and restricted cash	197	(2,303)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,906	(6,732)
Cash, cash equivalents and restricted cash:
Beginning of period	99,742	106,474
End of period	$108,648	$99,742

Schedule 1

Reconciliation of Net Sales to GMV

	For the Year Ended December 31,
	2025	2024
	(in millions)
Net Sales	$1,444.5	$1,235.6
Adjustments:
GMV - Marketplace	350.2	318.6
Marketplace Commission	(28.7)	(25.9)
Deferred Revenue	(0.4)	7.1
Other	4.9	(1.7)
GMV	$1,770.5	$1,533.7

Schedule 2

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,
	2025	2024
	(in millions)
Net loss	$(4.9)	$(43.3)
Adjustments:
Stock-based compensation expenses	21.7	27.3
Interest income, net	(1.3)	(1.7)
Income tax (benefit) provision	2.0	(1.3)
Depreciation and amortization	7.6	10.7
Loss (gain) from fixed assets disposal	(0.6)	0.5
Gain from sale of investment	—	(1.6)
Loss (gain) from change in fair value of warrants liabilities	0.3	(0.1)
Adjusted EBITDA	$24.8	$(9.5)